Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER OF 2022

AZOUR, Israel – August 29, 2022 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the second quarter of 2022.

Highlights of the Second Quarter of 2022
•	Growth in total subscribers to approximately 1,972,000: net increase in aftermarket of 50,000 and net decrease in OEM of 2,000;
•	Revenues of $73.4 million, an increase of 9% year-over-year;
•	Net income of $8.7 million compared with $9.1 million in the second quarter of last year;
•	EBITDA of $19.4 million, compared with $18.2 million in the second quarter of last year, up 7% year-over-year;
•	Generated $10.9 million in quarterly operating cash flow;
•	Declared dividend of $3.0 million; purchased $3.4 million under share buy-back program;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with the results of the second quarter, especially at a time when component supply chains remained tight and new car sales remain constrained. In particular, the above-average growth in our after-market subscriber base has continued for the second quarter this year and we have so far added 91,000 subscribers in 2022- well on target to reach or even surpass the top-end of our expected range of between 140,000-160,000 for the year.”

Continued Mr. Sheratzky, “The strong growth in our subscriber base is beginning to be expressed in our subscriber revenue growth, which despite currency headwinds, showed a growth of 11% year-over-year. We also demonstrated a 130 basis-point improvement in the subscriber gross margin, demonstrating that the operating leverage in our business is beginning to become more apparent.”

Added Mr. Sheratzky, “Our continued profitability and ongoing cash generation, enable us to share the fruits of our ongoing success with our shareholders. Beyond the regular dividend payment of $3 million per quarter, we purchased $3.4 million in shares under our share buy-back program. Both our dividend and share buy-back programs are expressions of our ongoing focus on generating shareholder value."

Second Quarter 2022 Results

Revenues for the second quarter of 2022 were $73.4 million, an increase of 9% compared with revenues of $67.5 million in the second quarter of 2021. 71% of revenues were from location-based service subscription fees and 29% were from product revenues.

Revenues from subscription fees were $52.3 million, an increase of 11% over second quarter 2021 revenues.

The subscriber base amounted to 1,972,000 as of June 30, 2022. This represents an increase of 48,000 net over that of the end of the prior quarter. During the quarter, there was an increase of 50,000 in the aftermarket subscriber base and a decrease of 2,000 in the OEM subscriber base.

Product revenues were $21.1 million, an increase of 3% compared with that of the second quarter of 2021.

Gross profit for the quarter was $33.8 million (46.1% of revenues), an 9% increase compared with gross profit of $31.1 million (46.2% of revenues) in the second quarter of 2021.

The gross margin in the quarter on subscription revenues improved to 56.8%, compared with 55.5% in the second quarter of 2021.

The gross margin on products was 19.6% in the quarter, compared with 24.8% in the second quarter of 2021. The product margin was impacted by the higher components’ prices up until the beginning of the year, due to the ongoing global shortage of component as well as the product sales mix sold in the quarter. As the shortage of components has began to ease, we expect improvement in our product gross margins toward the end of the year

Operating income for the quarter was $14.4 million (19.7% of revenues), compared with $13.8 million (20.4% of revenue) in the second quarter of last year.

EBITDA for the quarter was $19.4 million (26.5% of revenues), compared with $18.2 (26.9% of revenues) million in the second quarter of last year.

Financial expense for the quarter was $1.4 million compared with a financial expense of $1.0 million in the second quarter of last year.

Net income for the second quarter of 2022 was $8.7 million (11.9% of revenues) or earnings per share of $0.43, compared with a $9.1 million (13.5% of revenues)  or earnings per share of $0.44.

Cash flow from operations for the second quarter of 2022 was $10.9 million.

As of June 30, 2022, the Company had cash, including marketable securities, of $33.2  million and debt of $20.1 million, amounting to a net cash of $13.1 million. This is compared with cash, including marketable securities, of $54.7 million and debt of $31.4 million, amounting to a net cash of $23.3 million, as of December 31, 2021.

Dividend

For the second quarter of 2022, a dividend of $3.0 million was declared. This is in line with the Board’s current policy of issuing at least $3 million on a quarterly basis.

Buy Back

On August 4, 2021, Ituran announced that its Board of Directors decided to continue executing the $19 million remainder of a $25 million share buy-back program that was first announced in 2019. Under the current buy-back program, 146,589 shares amounting to $3.4 million was purchased in the second quarter and approximately $8 remains under the current program.

The share repurchases, if any, will be funded by available cash and repurchases of Ituran's ordinary shares will be made based on SEC Rule10b-18 terms.

Conference Call Information

The Company will also be hosting a conference call later today, August 29, 2022 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2022

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2022

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2022	2021
	(unaudited)
Current assets
Cash and cash equivalents	32,671	50,306
Investments in marketable securities	496	4,405
Accounts receivable (net of allowance for doubtful accounts)	45,837	43,916
Other current assets	42,655	36,979
Inventories	29,154	27,128
	150,813	162,734
Non- Current investments and other assets
Investments in affiliated companies	1,330	885
Investments in other companies	1,658	1,866
Other non-current assets	3,465	3,146
Deferred income taxes	10,868	11,091
Funds in respect of employee rights upon retirement	14,739	16,205
	32,060	33,193
Property and equipment, net	40,263	35,652

Operating lease right-of-use assets, net	10,815	4,690

Intangible assets, net	14,535	16,753

Goodwill	39,530	39,999

Total assets	288,016	293,021

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	June 30,	December 31,
(in thousands)	2022	2021
	(unaudited)
Current liabilities
Credit from banking institutions	16,219	18,257
Accounts payable	20,890	21,275
Deferred revenues	21,480	24,333
Other current liabilities	37,241	40,767
	95,830	104,632
Non- Current liabilities
Long term loan	3,901	13,169
Liability for employee rights upon retirement	21,171	22,476
Deferred income taxes	1,863	1,952
Deferred revenues	11,741	8,902
Others non-current liabilities	2,182	2,337
Operating lease liabilities, non-current	7,681	1,750
	48,539	50,586

Stockholders’ equity	137,590	132,460
Non-controlling interests	6,057	5,343
Total equity	143,647	137,803

Total liabilities and equity	288,016	293,021

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues:
Telematics services	102,540	92,562	52,314	46,943
Telematics products	42,920	42,265	21,074	20,519
	145,460	134,827	73,388	67,462
Cost of revenues:
Telematics services	44,739	41,370	22,607	20,899
Telematics products	33,627	31,652	16,950	15,421
	78,366	73,022	39,557	36,320

Gross profit	67,094	61,805	33,831	31,142
Research and development expenses	8,131	6,841	3,991	3,295
Selling and marketing expenses	6,580	6,500	3,456	3,244
General and administrative expenses	23,698	22,005	11,986	10,907
Other income, net	(118)	(86)	(39)	(74)
Operating income	28,803	26,545	14,437	13,770
Other expense, net	-	(3)	-	-
Financing expense, net	(3,938)	(1,982)	(1,373)	(989)
Income before income tax	24,865	24,560	13,064	12,781
Income tax expenses	(5,918)	(5,718)	(3,454)	(2,905)
Share in losses of affiliated companies ,net	(121)	(21)	(78)	(10)
Net income for the period	18,826	18,821	9,532	9,866
Less: Net income attributable to non-controlling interest	(1,359)	(1,452)	(794)	(758)
Net income attributable to the Company	17,467	17,369	8,738	9,108

Basic and diluted earnings per share attributable to Company’s stockholders	0.85	0.83	0.43	0.44

Basic and diluted weighted average number of shares outstanding (in thousands)	20,497	20,813	20,460	20,813

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2022	2021	2022	2021
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income (loss) for the period	18,826	18,821	9,532	9,866
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	9,893	8,735	4,986	4,383
Interest and exchange rate differences on loans, net	-	4	-	33
Loss (gain) in respect of trading marketable securities	3,772	365	1,422	(116)
Increase in liability for employee rights upon retirement	1,072	1,178	154	716
Share in losses of affiliated companies, net	121	21	78	10
Deferred income taxes	142	(882)	(15)	39
Capital gain on sale of property and equipment, net	(295)	(53)	(233)	(49)
Increase in accounts receivable	(5,051)	(6,533)	(1,366)	(945)
Decrease (increase) in other current assets	(6,251)	1,032	(3,225)	1,552
Decrease (increase) in inventories	(3,995)	1,229	755	(431)
Increase (decrease) in accounts payable	255	1,008	(956)	1,964
Increase (decrease) in deferred revenues	541	1,863	(1,305)	42
Increase (decrease) in other current and non-current liabilities	(1,228)	743	1,025	1,264
Increase in obligation for purchase non-controlling interests	-	686	-	686
Net cash provided by operating activities	17,802	28,217	10,852	19,014

Cash flows from investment activities
Decrease (increase) in funds in respect of employee rights upon retirement, net of withdrawals	(373)	(1,504)	19	(765)
Capital expenditures	(14,718)	(6,819)	(8,596)	(4,102)
Investments in affiliated and other companies	(600)	(420)	(223)	(138)
Repayment of (Investments in) long term deposit	130	(79)	152	-
Investment in marketable securities	(103)	-	(103)	-
Proceeds from sale of property and equipment	783	628	573	407
Net cash used in investment activities	(14,881)	(8,194)	(8,178)	(4,598)

Cash flows from financing activities
Short term credit from banking institutions, net	(99)	(83)	(50)	(34)
Repayment of long term loan	(8,223)	(14,982)	(4,046)	(4,211)
Dividend paid	(5,766)	(10,100)	(2,875)	(10,100)
Purchase of treasury shares	(3,446)	-	(3,446)	-
Dividend paid to non-controlling interest	-	(385)	-	(356)
Net cash used in financing activities	(17,534)	(25,550)	(10,417)	(14,701)

Effect of exchange rate changes on cash and cash equivalents	(3,022)	(1,080)	(2,840)	1,728
Net increase (decrease) in cash and cash equivalents	(17,635)	(6,607)	(10,583)	1,443
Balance of cash and cash equivalents at beginning of the period	50,306	72,183	43,254	64,133
Balance of cash and cash equivalents at end of the period	32,671	65,576	32,671	65,576

In May 2022, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in July 2022.